Exhibit 2.11

CEQUENCE ENERGY LTD.

MATERIAL CHANGE REPORT

Form 51-102F3

1.	Name and Address of Company:

Cequence Energy Ltd.

702, 2303 – 4th St. SW

Calgary, Alberta T2S 2S7

2.	Date of Material Change:

August 18, 2009

3.	News Release:

A press release disclosing the nature and substance of the material change was issued on August 18, 2009 through the facilities of Marketwire.

4.	Summary of Material Change:

On August 18, 2009, Cequence Energy Ltd. (“Cequence” or the “Company”) entered into two separate purchase and sale agreements (the “Purchase and Sale Agreements”), one with a subsidiary of a major publicly traded oil and gas company and one with a private oil and gas company (collectively referred to as the “Vendors”) providing for the acquisition (the “Acquisitions”) by the Company of certain oil and gas producing properties and related assets (the “Properties”) for an aggregate purchase price of approximately $19 million in cash, subject to adjustment. The Acquisitions are expected to close at the end of August 2009 and the end of September 2009 with effective dates of from June 1, 2009 and August 1, 2009, respectively.

5.	Full Description of Material Change:

On August 18, 2009 the Company entered into the Purchase and Sale Agreements with the Vendors providing for the Acquisitions of the Properties for an aggregate purchase price of approximately $19 million in cash, subject to adjustment. The Acquisitions are expected to close at the end of August 2009 and the end of September 2009 with effective dates of from June 1, 2009 and August 1, 2009, respectively.

The Properties are concentrated in the Peace River Arch area of northwest Alberta and, in the opinion of management, are an excellent complement to the existing Cequence properties. The Properties include various facility and pipeline working interests with the majority of production being operated.

Anticipated production from the Properties is estimated to be approximately 850 boe/d, comprised of 4.6 mmcf per day of high heat content natural gas and 85 barrels per day of oil and natural gas liquids. In addition, the Properties contain approximately 31,000 net acres of undeveloped land.

Based on independent reserves evaluations of the Properties, Cequence’s total proved reserves are expected to increase by approximately 1,650 mboe and proved plus probable reserves are expected to increase by approximately 2,841 mboe.

Upon closing of the Acquisitions, Cequence expects to have average daily production volumes of approximately 2,150 boed (6:1), comprised of approximately 11.0 mmcf/d of natural gas and 266 bbls/d of oil and natural gas liquids. Expected daily production volumes take into account the planned shut-in of approximately 150 boe/d in mid-August due to low natural gas prices.

Cequence expects to finance the Acquisitions through its existing working capital. Completion of the Acquisitions is subject to certain customary closing conditions.

The key attributes of the Acquisitions are:

•	Anticipated combined production of approximately 850 boe/d;

•	48 net sections of undeveloped land;

•	Numerous development drilling locations; and

•	Operating costs of approximately $11 per boe.

Acquisition Metrics

Based on the above, and excluding undeveloped land value of $1.55 million, the acquisition metrics are as follows:

•	Production

-	$22,353 per producing boe based on 850 boe/d

•	Reserves (including future capital)

-	$8.25 per proven plus probable boe; and

-	$12.27 per proved boe.

Advisory

Boes are presented on the basis of one Boe for six mcf of natural gas. Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

Howard Crone, President and Chief Executive Officer

Cequence Energy Ltd.

702, 2303 – 4th St. SW

Calgary, Alberta T2S 2S7

Phone: (403) 229-3050

Fax:     (403) 229-0603

9.	Date of Report:

Dated August 27, 2009.